Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS

OF UNITED ONLINE, INC.

Section 2.6 of the Amended and Restated Bylaws is amended and restated in its entirety as follows:

“Section 2.6  Voting.  When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of applicable statute or of the certificate of incorporation or the Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Votes of stockholders entitled to vote at a meeting of stockholders may be cast in person or by proxy. The Board of Directors, in its discretion, or the chairman presiding at a meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Notwithstanding any provision in these Bylaws to the contrary (other than in connection with filling vacancies on the Board of Directors), at the 2014 annual meeting of stockholders and at each annual meeting thereafter, a nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which the Secretary determines that the number of nominees exceeds the number of directors to be elected as of the date seven days prior to the scheduled mailing date of the proxy statement for such meeting.  For this purpose, votes cast shall exclude abstentions, withheld votes or broker non-votes with respect to a director’s election.”